GESHER ACQUISITION CORP. II

3141 Walnut Street Suite 203b

Denver, Colorado 80205

March 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Stacy Gorman and Jeffrey Gabor

Re:	Gesher Acquisition Corp. II
Registration Statement on Form S-1
Filed January 28, 2025 File No. 333-284552

Dear Ms. Gorman and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gesher Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on March 14, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Ezra Gardner
Ezra Gardner
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP